SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________.)

TABLE OF CONTENTS

SIGNATURES

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2010.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the mutual investment by the Company and Telefónica S.A. in each other and the Company’s strategic alliance with Telefónica S.A., the off-market share repurchase by the Company from SK Telecom Co., Ltd.; (ii) the Company’s plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company’s competitive position, including the Company’s ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including the Company’s future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: April 30, 2010

By:	/s/ Chang Xiaobing
Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2010.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2010.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2010
(All amounts in Renminbi (“RMB”) millions)

	31 March	31 December
	2010	2009
ASSETS
Non-current assets
Property, plant and equipment	342,476	351,157
Lease prepayments	7,672	7,729
Goodwill	2,771	2,771
Deferred income tax assets	5,107	5,202
Available-for-sale financial assets	6,709	7,977
Other assets	11,271	11,596

	376,006	386,432

Current assets
Inventories and consumables	2,200	2,412
Accounts receivable, net	9,215	8,825
Prepayments and other current assets	4,943	4,252
Amounts due from related parties	50	53
Amounts due from domestic carriers	1,465	1,134
Proceeds receivable for disposal of the CDMA business	—	5,121
Short-term bank deposits	1,143	996
Cash and cash equivalents	8,889	7,820

	27,905	30,613

Total assets	403,911	417,045

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	2,310	2,310
Share premium	173,435	173,435
Reserves	(18,905)	(18,088)
Retained profits
- Proposed 2009 final dividend	3,770	3,770
- Others	46,105	45,038

	206,715	206,465

Non-controlling interest	2	2

Total equity	206,717	206,467

	31 March	31 December
	2010	2009
LIABILITIES
Non-current liabilities
Long-term bank loans	732	759
Corporate bonds	7,000	7,000
Deferred income tax liabilities	17	245
Deferred revenue	2,520	2,562
Other obligations	189	187

	10,458	10,753

Current liabilities
Accounts payables and accrued liabilities	90,227	104,072
Taxes payable	923	912
Amounts due to ultimate holding company	433	308
Amounts due to related parties	4,643	5,438
Amounts due to domestic carriers	996	1,136
Payables in relation to disposal of the CDMA business	—	7
Dividend payable	331	331
Short-term bank loans	63,596	63,909
Current portion of long-term bank loans	58	62
Current portion of deferred revenue	1,181	1,397
Current portion of other obligations	2,532	2,534
Advances from customers	21,816	19,719

	186,736	199,825

Total liabilities	197,194	210,578

Total equity and liabilities	403,911	417,045

Net current liabilities	(158,831)	(169,212)

Total assets less current liabilities	217,175	217,220

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED 31 MARCH 2010
(All amounts in RMB millions, except per share data)

		Three months ended
		31 March
	Note	2010	2009
Revenue		40,415	37,917

Interconnection charges		(3,080)	(3,098)
Depreciation and amortisation		(13,168)	(11,653)
Networks, operations and support expenses		(6,228)	(5,304)
Employee benefit expenses		(5,767)	(5,203)
Other operating expenses		(10,290)	(7,965)
Finance costs		(464)	(179)
Interest income		18	26
Other income — net		44	70

Profit before income tax		1,480	4,611
Income tax expenses		(351)	(1,045)

Profit for the period		1,129	3,566

Attributable to:
Equity holders of the Company		1,129	3,566
Non-controlling interest		—	—

		1,129	3,566

Basic earnings per share (RMB)	3	0.05	0.15

Diluted earnings per share (RMB)	3	0.05	0.15

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED 31 MARCH 2010
(All amounts in RMB millions)

	Three months ended
	31 March
	2010	2009
Profit for the period	1,129	3,566

Other comprehensive (loss)/ income
Fair value (losses)/gains on available-for-sale financial assets	(1,268)	34
Tax effect on fair value (losses)/gains on available-for-sale financial assets	315	(9)

Fair value (losses)/gains on available-for-sale financial assets, net of tax	(953)	25
Currency translation differences	(7)	(1)

Other comprehensive (loss)/ income for the period, net of tax	(960)	24

Total comprehensive income for the period	169	3,590

Total comprehensive income attributable to:
Equity holders of the Company	169	3,590
Non-controlling interest	—	—

	169	3,590

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH 2010
(All amounts in RMB millions)

			Three months ended
			31 March
	Note		2010	2009
Net cash inflow from operating activities			18,544	22,076

Net cash outflow from investing activities	(a	)	(17,153)	(19,462)

Net cash outflow from financing activities			(322)	(4,329)

Net increase/(decrease) in cash and cash equivalents			1,069	(1,715)
Cash and cash equivalents, beginning of period			7,820	10,237

Cash and cash equivalents, end of period			8,889	8,522

Analysis of the balances of cash and cash equivalents:
Cash balances			9	9
Bank balances			8,880	8,513

			8,889	8,522

(a)	Net cash outflow from investing activities for the three months ended 31 March 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE THREE MONTHS ENDED 31 MARCH 2010
1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.
2.	BASIS OF PREPARATION

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2010 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2009.

Going Concern Assumption

As at 31 March 2010, current liabilities of the Group exceeded current assets by approximately RMB158.8 billion (31 December 2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB125.7 billion, of which approximately RMB72.4 billion was unutilised as at 31 March 2010; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2010 have been prepared under the going concern basis.
3.	EARNINGS PER SHARE
Basic earnings per share for the three months ended 31 March 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.
Diluted earnings per share for the three months ended 31 March 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; and (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the three months ended 31 March 2010 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme while the potential ordinary shares which are not dilutive for the three months ended 31 March 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and share options with exercise price of HKD8.26 granted under the amended Special Purpose Share Option Scheme, which are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	31 March
	2010	2009
Numerator (in RMB millions):
Profit attributable to equity holders of the Company	1,129	3,566

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,768

Dilutive equivalent shares arising from share options	112	49

Shares used in computing diluted earnings per share	23,674	23,817

Basic earnings per share (in RMB)	0.05	0.15

Diluted earnings per share (in RMB)	0.05	0.15

4.	EVENTS AFTER BALANCE SHEET DATE

Issue of commercial paper and promissory note
On 1 April 2010, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company), completed the issue of the first tranche of commercial paper for the year 2010 of an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum.
In addition, on 2 April 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 of an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.

FINANCIAL OUTLINE
For the first quarter of 2010, the Company carried out its business orderly based on its full-year overall business plan and demonstrated a good trend of business development in all aspects.
Revenue
For the first quarter of 2010, the Group’s revenue was RMB40.42 billion. Excluding the effect of deferred fixed-line upfront connection fees of RMB80 million, revenue for the period would be RMB40.34 billion, up by 6.8% from the same period of last year, of which, telecommunications service revenue accounted for RMB38.62 billion, up by 4.6% from the same period of last year.
Telecommunications service revenue from mobile business was RMB18.63 billion, up by 11.9% from the same period of last year. Monthly average minutes of usage (“MOU”) per subscriber per month was 257.8 minutes. Average revenue per user (“ARPU”) per month was RMB41.5. Out of which, telecommunications service revenue from 3G business was RMB1.59 billion, ARPU of 3G business was RMB139.0. Excluding the effects of deferred fixed-line upfront connection fees of RMB80 million, telecommunications service revenue from fixed-line business would be RMB19.90 billion, down by 1.6% from the same period of last year, of which, service revenue from broadband business was RMB7.13 billion, up by 23.8% from the same period of last year. ARPU of broadband business was RMB59.5.
Costs and expenses and others
As affected by the expansion of networks and the operation of 3G business at an initial stage, the increase in depreciation and amortisation, finance costs, selling and marketing expense and networks, operations and support expenses was relatively significant. For the first quarter of 2010, the Group’s costs and expenses and others (including finance costs, interest income and other income-net) was RMB38.94 billion, up by 16.9% from the same period of last year. Of which, depreciation and amortisation was RMB13.17 billion, increased by RMB1.52 billion and up by 13.0% from the same period of last year. Finance costs was RMB0.46 billion, increased by RMB0.29 billion compared with the same period of last year. Selling and marketing expenses was RMB5.69 billion, increased by RMB1.03 billion and up by 22.0% from the same period of last year. Networks, operations and support expenses was RMB6.23 billion, increased by RMB0.92 billion and up by 17.4% from the same period of last year. Handset subsidies relating to 3G business amounted to approximately RMB0.3 billion which had been recorded in the consolidated statement of income for the first quarter of 2010.
Earnings
For the first quarter of 2010, profit before tax was RMB1.48 billion, profit for the period was RMB1.13 billion, down by 68.3% from the same period of last year, basic earnings per share was RMB0.048. Adjusted EBITDA (Note 1) was RMB14.98 billion, down by 7.5% from the same period of last year. Adjusted EBITDA margin (adjusted EBITDA as a percentage of telecommunications service revenue) was 38.8%.

Note 1:	Adjusted EBITDA represents profit for the period (excluding the deferred fixed-line upfront connection fees) before interest income, finance costs, other income-net, income tax and depreciation and amortization. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.
Although EBITDA has been widely applied in the global telecommunications industry as an indicator to reflect operating performance, financial capability and liquidity, it should be considered in addition to, and is not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP “) as it does not have any standardised meaning under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.
CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the three months ended 31 March 2010 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2009 are extracted from the unaudited financial information of the Group and the financial information for the year ended 31 December 2009 are extracted from the audited financial statements as contained in the 2009 Annual Report.
Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2010. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary
Hong Kong, 29 April 2010
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming